B-8

COLORS

Builders & Real Estate Consultants

Date: August 4, 2017

Dr. B.B. Sahay,

Chairman & CEO

ASI Aviation

11921 Freedom Drive, Suite 550

Reston, VA 20190

USA

Dear Dr. Sahay,

We understand that you want to continue your office in New Delhi, India for the purpose of developing some business in the aviation sector here. We also understand you have appointed Mr. Nishant Goyal to be the Director of Business Development for ASI-Aviation in India. He would be exploring aircraft sales and leasing including spare parts sales, to operating and emerging airlines/operators in India. We will continue to rent out office space to you which is available at 306 Arunachal Building, Barakhamba Road, Connaught Place, New Delhi which ASI can use at no cost/no rent, until ASI-Aviation obtains funding and/or generates income from the projects in India. We will determine the rent once ASI-Aviation is successful in its endeavor in India or in the U.S. in next 12 months. Please note we want to help ASI-Aviation initially and hope it to be successful in its venture in India and abroad.

Please acknowledge your acceptance of our offer as described in this letter, signing and dating below and returning to us for our record.

Sincerely,

Vijay Taneja

Vijay Taneja

Proprietor

Acceptance: B.B. Sahay

Date: 8-28-2017